Altair Interactive, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short year ended December 31, 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Altair Interactive, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 16, 2021
Vincenzo Mongio

Altair Interactive
Balance Sheet
As of December 31, 2020

ASSETS

Current Assets	
Cash and cash equivalents	$ 28,703
Total Assets	$ 28,703

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 124
Total Current Liabilities	124
Long-Term Liabilities	
Notes payable	50,300
Accrued Interest	464
Total Long-Term Liabilities	50,764
Total Liabilities	50,888
Shareholders' Equity	
Accumulated Deficit	(22,185)
Total Liabilities and Shareholders' Equity	$ 28,703

The accompanying notes are an integral part of these financial statements.

Altair Interactive

Statement of Income

For the Year Ended December 31, 2020

Revenues	$ -
Operating Expenses	
Advertising and marketing	315
Bank fees	704
Contractors and consultants	15,421
Legal and professional fees	10,000
Office supplies	1,061
Total Operating Expenses	27,501
Other Income / (Expense)	
Donation income	5,780
Interest Expense	(464)
Total Other Income / (Expense)	5,316
Net Income / (Loss)	$ (22,185)

The accompanying notes are an integral part of these financial statements.

Altair Interactive
Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income / (loss)	$ (22,185)
Adjustments to reconcile net income to net cash	
provided by operating activities	
Increase / (decrease) in liabilities	
Accounts payable	124
Accrued expenses	464
Cash Used for Operating Activities	(21,597)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of long-term liabilities	50,300
Cash Provided By Financing Activities	50,300
NET INCREASE / (DECREASE) IN CASH	28,703
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 28,703

The accompanying notes are an integral part of these financial statements.

Altair Interactive
Statement of Equity
For the Year Ended December 31, 2020

	Common Stock			Preferred Stock				
	Shares	**Amount**	**Stock Subscription Receivable**	**Shares**	**Amount**	**Additional Paid-In Capital**	**Retained Earnings**	**Total**
BEGINNING BALANCE, June 30, 2020 (Inception)	10,000,000	100	(100)	-	-	-	-	-
Net income	-	-	-	-	-	-	(22,185)	(22,185)
ENDING BALANCE, December 31, 2020	10,000,000	100	(100)	-	-	-	(22,185)	(22,185)

The accompanying notes are an integral part of these financial statements.

Altair Interactive, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Altair Interactive, Inc. (the "Company"), was incorporated in Delaware in 2020. The Company plans to earn revenue through the development of a streaming platform and social video community for video game culture and the creative arts. The Company's vision is to provide streaming designed with you in mind; without anxiety, without worry, and without guilt. In fulfilling this vision, a primary focus of this Company is to support the mental health, safety, and livelihoods of you and your community. The Company is located and headquartered in Los Angeles, California.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The services provided by the Company for the subscription-based arrangements are considered stand- ready performance obligations where customers benefit from the services evenly throughout the service period. Revenue is primarily recognized on a ratable basis over the contractual subscription period of the arrangement beginning when or as control of the promised services is transferred to the customer as this reflects the pattern of transfer for these services, which is generally from one to 12 months.

The Company will further analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. See Note 5.

During the year ended December 31st, 2020, the Company had outstanding accounts payable in the amount of $60,000 for services performed by an owner's company. The balance is non-interest bearing and due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements with the Company's owner for the purposes of funding operations. The notes accrue interest at 4% per year and mature in 2022. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	50,300
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 10,000,000 shares were issued to a founder in exchange for $100 stock subscription receivable.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 16, 2021, the date these financial statements were available to be issued. In 2021, the Company issued an additional $160k in convertible notes to the founder with the same terms mentioned in Note 5.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.